                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                     ML JWH STRATEGIC ALLOCATION FUND L.P.
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The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the
"Fund") increased 1.08% in January to $147.98 per Unit on January 31, 2000 from $146.40 on December 31, 1999.

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Set forth below is commentary from John W. Henry & Company, Inc.(JWH -Registered
Trademark-) about JWH -Registered Trademark-'s performance in the Fund. Sector performance figures are calculated by Merrill Lynch Investment Partners Inc.

                             JWH MARKET COMMENTARY
                          JANUARY 2000 MARKET SUMMARY


AGRICULTURE (-0.18%): Losses in coffee were the primary driver of unprofitability for the month. Coffee prices were lower for the month due to an oversupplied market.

CURRENCIES (-0.43%): As the U.S economy continued to outperform global economies, the dollar rose against the British pound and to a 3 1/2 month high against the Japanese yen.

ENERGY (+1.75%): Crude and heating oil prices surged during January as heating demand rose during several snowstorms in the Northeast -- the biggest world consumer of heating oil. Continued supply restrictions by OPEC further pushed the price of oil to price levels near that of the Gulf War.

INTEREST RATES (+0.32%): Overall, positions in interest rates were profitable, primarily driven by gains in the Japanese Government Bond.

METALS (+0.29%): The fourth Bank of England auction of gold reserves was well received and positions in gold were profitable.

STOCK INDICES (-0.36%): The sector suffered losses in the Nikkei 225 Stock Index and the All Ordinaries Share Price Index. The Nikkei 225 Stock Index suffered losses early in the month when the market fell in response to speculation that the Group of Seven would take steps to weaken the yen.



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                          SUMMARY OF FUND PERFORMANCE


          ----------------------------------------------------------------
          ----------------------------------------------------------------
            January                  2000                  Since Inception
                                  Year-to-Date             (July 15, 1996)
          ----------------------------------------------------------------
            +1.08%                  +1.08%                    +47.98%
          ----------------------------------------------------------------
          ----------------------------------------------------------------



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                                 SPECIAL NOTICE

Merrill Lynch Investment Partners Inc. and John W. Henry & Company Inc. have agreed that, effective February 29, 2000, MLIP will no longer have the exclusive right to sponsor funds employing the JWH Strategic Allocation Progam. MLIP does not anticipate that this change will have an adverse impact on the Fund.


[LOGO]
                                                                    JANUARY 2000
                                                                         JWHSDOM

                     ML JWH STRATEGIC ALLOCATION FUND L.P.
                              FINANCIAL STATEMENTS
                                JANUARY 31, 2000


                              Statement of Changes
                               in Net Asset Value
                                  (unaudited)

Net Asset Value (2,460,563 Units) at
 December 31, 1999                                 $  360,219,856
Plus Additions of 24,313 Units                          3,559,423
Net Income/(Loss) for January 2000                      3,933,641
Less Redemptions of 94,372 Units                      (13,965,169)
                                                   --------------
Net Asset Value (2,390,504 Units)
at January 31, 2000                                $  353,747,751
                                                   ---------------
                                                   ---------------


Net Asset Value per Unit at January 31, 2000       $       147.98
                                                   --------------
                                                   --------------




                       Statement Of Income/(Loss)
                              (unaudited)



                                                        January
                                                        --------

Revenues:
 Realized Profit/(Loss)                           $   (5,755,507)
 Change in Unrealized Profit/(Loss)                   10,714,279
                                                   --------------
Total Trading Results                                  4,958,772
Interest Income                                        1,476,978
                                                   --------------
Total Revenues                                         6,435,750
                                                   --------------


Expenses:
 Brokerage Commissions                             $   2,391,858
 Administrative Fees                                      77,157
 Ongoing Offering Expense                                 21,755
                                                   --------------
Total Expenses                                         2,490,770
                                                   --------------


Net Income/(Loss) Before Minority Interest             3,944,980
Minority Interest                                         (1,598)
Special Profit Share Allocation                           (9,741)
                                                   --------------
Net Income/(Loss)                                  $   3,933,641
                                                   --------------
                                                   --------------




To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.


                /s/  Michael Pungello

                Michael Pungello
                Chief Financial Officer
                MERRILL LYNCH INVESTMENT PARTNERS INC.


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FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P.
THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.




Please notify the following of any address changes:
MERRILL LYNCH INVESTMENT PARTNERS INC.
Princeton Corporate Campus
800 Scudders Mill Road, Section 2G
Plainsboro, New Jersey 08536

                                                                         JWHSDOM